Exhibit 99.1

MICHAEL KORS APPOINTS JUDY GIBBONS TO BOARD OF DIRECTORS

Hong Kong —November 1, 2012 — Michael Kors Holdings Limited (NYSE: KORS) (the “Company”), a global luxury lifestyle brand with a multi-channel strategy, unique design and strong infrastructure, today announced that Judy Gibbons has been appointed to the Company’s Board of Directors effective November 1, 2012. The appointment of Ms. Gibbons brings the Company’s Board membership to seven.

Judy Gibbons has over 25 years experience in software, Internet, digital media, e-commerce and mobile technologies. From 2005 until 2010, Ms. Gibbons was employed by Accel Partners in Europe as a venture partner and board member, focusing primarily on early stage equity investments across mobile applications, digital advertising, e-commerce and social media. Prior to joining Accel Partners, Judy was Corporate Vice President at Microsoft where she spent ten years in international leadership roles in the company’s Internet division. Previously she has held senior positions at Apple Inc. and Hewlett Packard. Ms. Gibbons currently serves as a non-executive director of Hammerson plc and Guardian Media Group plc. She is also a director of Virgin Money Giving, a not-for-profit company within the Virgin group.

John Idol, the Company’s Chairman and Chief Executive Officer, said “We are excited that Judy will be joining our Board. Judy is a proven business leader, and we believe her strategic and operational knowledge of digital media, e-commerce and technology will prove beneficial to us as we continue to build our brand.”

About Michael Kors Holdings

Michael Kors is a world-renowned, award-winning designer of luxury accessories and ready to wear. His namesake company, established in 1981, currently produces a range of products through his Michael Kors, KORS Michael Kors and MICHAEL Michael Kors labels, including accessories, footwear, watches, jewelry, men’s and women’s ready to wear, and a full line of fragrance products. Michael Kors stores are operated, either directly or through licensing partners, in some of the most prestigious cities in the world, including New York, Beverly Hills, Chicago, London, Milan, Paris, Munich, Istanbul, Dubai, Seoul, Tokyo and Hong Kong.

Forward Looking Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “seek,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. The forward-looking statements contained in this press release are based on assumptions that the Company has made in light of management’s experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that it believes are appropriate under the circumstances. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions.

Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1 , as amended (File No. 333-183778), filed with the U.S. Securities and Exchange Commission.

CONTACTS:

Investor Relations:
ICR, Inc.
Jean Fontana
203-682-8200 jean.fontana@icrinc.com

Media:
Lisa Pomerantz
212-201-8128lisa.pomerantz@michaelkors.com